

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

<u>Via E-mail</u>
Steve B. Warnecke
Chief Executive Officer and President
Fona, Inc.
1026 Anaconda Drive
Castle Rock, Colorado 80108

> **Re: Fona, Inc.**
> **Joint Registration Statement and Proxy Statement on Form S-4**
> **Filed April 2, 2015**
> **File No. 333-203196**

Dear Mr. Warnecke:

We have reviewed your joint registration statement and proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your joint registration statement and proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your joint registration statement and proxy statement and the information you provide in response to our comments, we may have additional comments.

<u>General</u>

1. We note that you intend to register 358,105,551 shares of Fona common stock that will be issued as merger consideration to the Evolutionary Genomics stockholders and members of EG I, LLC. With respect to each of these entities, please tell us what approvals are required under state law and the applicable governing documents to authorize the merger and share exchange, and the manner and extent to which such approvals have been, or will be, obtained.

2. In an appropriate section in your registration statement, please provide all of the information required by Item 18 of Form S-4. In particular, please disclose the information as to revocability of proxies and dissenters' rights of appraisal required by Items 1 and 2, respectively, of Schedule 14A.

Interests of Officers and Directors in the Mergers, page 5
Interests of Fona Directors and Executive Officers in the Merger, page 27

3. We note your disclosure that Fona's directors and officers are also directors, officers and shareholders of Evolutionary Genomics and members of EG I, LLC. Please revise these sections to describe the positions your directors and officers hold in each of Evolutionary Genomics and EG I and their ownership interests in these entities before and after the merger. Please also disclose whether any payments are due to these individuals upon a change of control of the target companies.

The Merger, page 26

4. In an appropriately titled subsection, please include a discussion of EG I members' considerations in evaluating the merger. Please include the main positive and negative factors that the members considered during their deliberations.

Anticipated Accounting Treatment, page 28

5. You disclose that Evolutionary Genomics acquired a controlling interest in Fona during 2014. Further, you disclose on page 32 that Fona is a shell company that "does not currently engage in any business activities that provide cash flow." Please provide us an analysis supporting your determination to account for the transaction as a reverse merger under the acquisition method of accounting and of the acquisition date. In this regard, we consider the acquisition of a private operating company by a non-operating public shell corporation a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization.

6. Please revise to include the anticipated accounting treatment for your merger with EG I, LLC. Clarify for us whether Evolutionary Genomics will acquire the remaining 77% ownership interest in EG I LLC prior to the merger with Fona Merger Sub LLC.

Information about Evolutionary Genomics, page 40

7. At the top of page 40, please change "EG I, LLC" to "Evolutionary Genomics, LLC".

Business Model, pages 41-42

8. We note the selected examples of Evolutionary Genomics' contract research agreements, licensing agreements and grants. In an appropriately titled subsection, please expand your disclosure as necessary to include a discussion of all of Evolutionary Genomics' material business agreements. In your description of each of these agreements you should specifically disclose, as applicable:

- Brief description of the parties involved and the nature of the arrangement, including the parties' significant rights and obligations;
- Total revenues generated;
- Nature and scope of rights to intellectual property;
- Duration of agreement and royalty term;
- Termination provisions;
- Any investment features or share purchases; and
- Material payment provisions, which may include the following:

  o Up-front or execution payments received or paid;
  o Aggregate amounts paid or received to date under agreement;
  o Aggregate future potential milestone payments to be paid or received;
  o Royalty rates; and
  o Profit or revenue-sharing provisions

In addition, if any of these agreements is expected to be material to the cornbined company, and therefore important to a shareholder's ability to make an informed assessment as to the merits of the proposed merger, please file such as exhibits to your Form S-4.

9. Please expand your disclosure to include descriptions of all of Evolutionary Genomics' material projects. With respect to the soybean pest resistance project specifically, please identify the "separately organized entity funded by investors" and explain in greater detail the "evolution of [the] project from concept through marketing to seed companies." Additionally, please explain EG I's role in the project.

10. Please expand your disclosure regarding the research projects for the Bill and Melinda Gates foundation and the projects in your bullet pointed list. Specifically, please describe the current stage of each research project and your plans to advance each project in the future. If you are no longer pursuing a particular project, please so state in your disclosure.

Evolutionary Genomics' Business Strategy, page 42

11. Please revise your disclosure to describe your relationship with each of the University of Wisconsin-Madison and the United Soybean Board. If you have entered into material agreements with either of these entities, please include disclosure regarding the terms of these agreements pursuant to comment 8 above.

Patents, page 44

12. We note your disclosure regarding your issued and pending patent applications. Please expand your disclosure to include the following:

- Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);
- Patent expiration dates and expected expiration dates for pending patent applications;
- Identification of applicable jurisdictions where patents are issued or where patent applications are pending;
- Contested proceedings and/or third-party claims over any of your patents or patent applications; and
- An explanation of the significance of your description that certain patents have been "nationalized" in particular countries

Information about EG I, LLC, page 56

13. Please expand your discussion of EG I, LLC to include disclosure regarding the current operations of EG I, LLC. For example, please disclose:

- any current research being conducted by the company and any other relevant operations;
- any material patents;
- any material license or collaboration agreements;
- a description of the employees of the company; and
- a discussion of the company's facilities

If the company has no significant operations at this time, please disclose.

14. Please revise this section to comply with each of the requirements of Item 17(b) of Form S-4. For example, you should include a subsection on management's discussion and analysis of the financial condition and results of operations pursuant to Item 303 of Regulation S-K.

The Fona Annual Meeting, p. 62

15. Please revise this section to include all of the disclosure required by Item 7 of Schedule 14(a). In particular, we note that you have not included any corporate governance disclosure as required under Item 407(a) of Regulation S-K.

Index to Financial Statements, page F-1

16. You have not included the financial statements of EG I, LLC in your filing. Please revise, or explain why these financial statements are not required to be included.

Evolutionary Genomics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Note 5: Intangible Assets, page F-22

17. You disclose $383,783 of goodwill related to the 2014 acquisition of Fona, Inc. Please explain to us your determination of that amount. Include in your response a discussion of how the acquisition qualifies as a business combination under ASC 805 and Regulation S-X, Item 11-01(d).

Other

18. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at (202) 551-3105 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP